Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, New York 10104-0002
May 14, 2020

Jeff Long
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Re:          SEC Questions on Neuberger Berman Registered Funds’ N-CSRs and other filings:
Neuberger Berman Equity Funds (“Equity Funds”)
Neuberger Berman Income Funds (“Income Funds”)
Neuberger Berman Alternative Funds (“Alternative Funds”)

Dear Mr. Long:
This letter is in response to your phone call on March 16, 2020 with Franklin Na and Elizabeth Johnson of K&L Gates LLP during which you made inquiries on the N-CSR filings for the periods ending August 30, 2019 and October 31, 2019 and various other filings made with respect to series of each of the above captioned funds (each a “Fund” and collectively, the “Funds”).  Each of the Funds is advised by Neuberger Berman Investment Advisers LLC (“NBIA” or “Management”).  Summarized below are the questions and comments from that discussion, along with our responses.
Please note that where changes are being made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient. Rather, changes are being made primarily to accommodate staff requests.
Comment 1: Please consider whether the expected discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal risk of any of the Funds and if so, please include appropriate disclosure.
Response: The current prospectuses for the Income Funds and Alternative Funds, dated February 28, 2020, includes LIBOR-related risk disclosure to the extent it is a principal investment risk for a Fund.
Comment 2: Please consider presenting the disclosures in each Fund’s “Principal Investment Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.
Response:  The Funds believe the presentation meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”

Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.
However, the Funds have made changes to the “Principal Investment Risks” section for each Fund.  A version of the following disclosure has been added as the second paragraph in the “Principal Investment Risks” section for each Fund, with some modifications to the last sentence depending on the principal investment strategy for each Fund. For example, Neuberger Berman Short Duration Bond Fund now includes:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers' evaluation of issuer, political, regulatory, market, or economic developments. There can be no guarantee that the Portfolio Managers will be successful in their attempts to manage the risk exposure of the Fund or will appropriately evaluate or weigh the multiple factors involved in investment decisions, including issuer, market and/or instrument-specific analysis, valuation and environmental, social and governance factors.
In addition, each Fund has moved certain operational risks, specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk” to the end of the “Principal Investment Risks” section in order to better highlight the investment risks that are specific to the Fund’s strategy.
Finally, we note that over the past 60 days or so, the net asset values of many funds have been substantially affected by events that, just a few months ago, no one would have thought to place high on the list of factors most likely to affect a fund’s net asset value, yield or total return.
Comment 3:  Please consider whether the benchmark for Neuberger Berman Emerging Markets Debt Fund, Neuberger Berman Global Allocation Fund, Neuberger Berman Municipal High Income Fund, Neuberger Berman Multi-Asset Income Fund, and Neuberger Berman U.S. Equity Index PutWrite Strategy Fund meets the definition of an appropriate broad based benchmark under Item 27(b)(7)(ii)(A) of the instructions to Form N-1A.
Response:   We believe that each blended benchmark meets this definition.  Management is aware of several fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A.  We believe that these blended indexes are often used across the industry because they reflect the market for the principal investments of these funds better than available non-blended indexes.
Management is not aware of any authoritative guidance from the SEC or the SEC staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A.  We believe, however, that our approach is consistent with the limited authoritative guidance from the SEC and the SEC staff regarding this definition.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative  to the market.”1 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”2 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3  We respectfully note that each Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”  This chosen blended index is more relevant for shareholders than any available non-blended index.
Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:
In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.4 (emphasis added)
Finally, with regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an

1 Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
2 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).
3 Id.
4 Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

alternative, unmanaged investment in the securities market performed during the period” (emphasis added).5
We believe that using a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. The comparison to an appropriate index appears intended to permit investors and potential investors to see how well a fund is accomplishing what it says it will do, and how much relative risk the fund is undertaking in the process.  This requires an index that reflects what the fund says it will do.  As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes with various weightings. As a result, a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index.  In this regard, we believe that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, will provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests. This comparison is consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.
We emphasize that, consistent with the SEC’s guidance that funds should have “a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, we should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index” for a Fund.
Comment 4:  For Neuberger Berman Floating Rate Income Fund, a footnote to the Schedule of Investments indicates that the “stated interest rate represents the weighted average interest rate at October 31, 2019 of the underlying contracts within the Loan Assignment.”  Please confirm whether the funds have disclosed sufficient detail on any tranches underlying the loan investments pursuant to the requirements of Section 12-12 of Regulation S-X and the AICPA Expert Panel Meeting Highlights from February 20, 2019. Please also confirm whether the Fund has any “covenant light” loans, and, if so, please confirm whether the risks of such loans are adequately disclosed in the prospectus.
Response: Management believes the Funds have disclosed sufficient detail on any tranches underlying the loan investments pursuant to the requirements of Section 12-12 of Regulation S-X.  For applicable Funds, the reference rate and spread were included in the bank loan descriptions within the Schedule of Investments and the corresponding footnote indicated the reset period of the tranche rates generally being weekly, monthly or quarterly.  In most cases, the multi-tranche bank loans had just two tranches with immaterial differences between the rates.  Management believes Schedules of Investments that showed a weighted average rate, rather than a range of rates, provided the reader with an accurate understanding of the coupon rate for each multi-tranche bank loan.  In consideration of the AICPA Expert Panel Notes, Management will continue to show multi-tranche loans as a single unit within the Schedule of Investments but will

5 Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

change the presentation format as shown below to include all applicable reference rates and spreads for each tranche along with an explanatory footnote about the range of rates:
XYZ Term Loan, 1M USD LIBOR+2.50%, 3M USD LIBOR+2.50%, (3.75% - 3.82%)(A), 11/15/2021

(A)	The stated interest rate represents the range of rates at XX/XX/XXXX of the underlying contracts within the Loan Assignment.

The Fund confirms it holds loans that could be considered “covenant lite.”  The Fund believes the risks associated with investing in bank loans, which would include loans with covenant structures that include “covenant lite” loans, are adequately disclosed in the Fund’s Prospectus and Statement of Additional Information.  The Fund will continue to consider whether market or instrument-specific factors would require additional or updated disclosures about the covenant structure of bank loans.

Comment 5:  For Alternative Funds, the Statement of Operations combines the “interest income” and “other income.”  Please confirm that there is no amount of “other income” that is greater than 5% (including payment in kind income) that should be separately broken out.
Response:  Alternative Funds confirms that there is no amount of “other income” that is greater than 5% (including payment in kind income) that should be separately broken out.
Comment 6:  For the table showing “Investments in Affiliates” in the Notes to Financial Statements, please revise the table to list the value at the beginning of the period instead of the balance of shares at the beginning of the period pursuant to Section 12-14 of Regulation S-X.
Response:  Within Section 12-14 of Regulation S-X, Management has historically interpreted the term “balance” as shares of the holding, as opposed to market value.  We will change this disclosure to reference market value going forward, which commenced in the 2/28/2020 Neuberger Berman Equity Funds’ semi-annual report.

Comment 7:  For Neuberger Berman Core Bond Fund, Neuberger Berman Emerging Markets Debt Fund, Neuberger Berman Strategic Income Fund, Neuberger Berman Multi-Asset Income Fund and Neuberger Berman Unconstrained Bond Fund, each Fund distributed a return of capital.  Please confirm that the distributions of the return of capital by each Fund complied with the notice requirements of Rule 19a-1 under the Investment Company Act of 1940.  In addition, each Fund did not identify a return of capital distribution in response to Item B.23 of Form N-CEN for the fiscal year ended October 31, 2019.  Please confirm whether this response was accurate.
Response:  The Neuberger Berman Core Bond Fund, Neuberger Berman Emerging Markets Debt Fund, Neuberger Berman Strategic Income Fund, Neuberger Berman Multi-Asset Income Fund and Neuberger Berman Unconstrained Bond Fund each declare income dividends daily, based on that day’s current net investment income, and pay them monthly.  These Funds also make any capital gain distributions once a year, usually in December.  As income tax calculations are not prepared until the end of the year, the character of daily distributions may not be known at the time of payment.  The notice requirements of Rule 19a-1 recognize this end-of-year tax process and require the best estimate at the time of delivery, however estimates are not always feasible.
Item B.23 in Form N-CEN asks if a registrant paid any distributions required to be accompanied by a written statement pursuant to Rule 19a-1.  Since no distributions were paid by these Funds that required such notice, this N-CEN response was accurate.
Comment 8: For the Neuberger Berman Absolute Return Multi-Manager Fund, the city and state of the accounting firm was not included on the audit opinion letter.  Please make sure to include this information on audit opinion letters in the future for the Funds.
Response:  The audit firm has agreed that it will include this information going forward.
Comment 9: Please file an amended Form N-CEN for Equity Funds that includes the independent public accountant’s report on internal controls as an attachment since the current Form N-CEN includes the audit opinion from the independent public accountant as an attachment.
Response:  We have filed an amended Form N-CEN for Equity Funds to include the independent public accountant’s report on internal controls.
If you have further questions, you can reach me at (212) 476-8995 or by email at jmcgovern@nb.com or Corey Issing, General Counsel – Mutual Funds of NBIA, at (646) 497-4798 or by email at corey.issing@nb.com.

Very Truly Yours,
/s/ John M. McGovern
John M. McGovern
Treasurer